

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

R. Andrew White
Chief Executive Officer
SEP Acquisition Corp.
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098

      Re: SEP Acquisition Corp.
          Amendment No. 2 to Registration Statement on Form S-4
          Filed December 8, 2023
          File No. 333-274653

Dear R. Andrew White:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers about the SEPA Stockholder Proposals
Q. What equity stake will current SEPA Stockholders and SANUWAVE Stockholders hold in the Combined Company..., page 10

1.   Please expand on your disclosure of potential sources of dilution to reflect the issuance of shares to settle the Convertible Promissory Notes as shown in the table on page 161.

Risk Factors
Risk Related to SEPA
SANUWAVE's recurring losses from operations and dependency upon future issuances of equity or other financing to fund ongoing operations..., page 67

2.   We note your revised disclosure in response to previous comment 3 that "if SANUWAVE does not regain compliance with the terms of the Senior Secured Note by December 31, 2023, North Haven Expansion will have the right to declare all obligations under the Senior Secured Note to be immediately due and payable" and that "SANUWAVE does not expect to regain compliance with the terms of the Senior Secured Note until the Closing." Please clarify if you expect to be in compliance with the terms of the Senior Secured Note immediately following Closing. If you believe there is a material risk that you would still be in default under the Senior Secured Note after the Closing, please add prominent disclosure about this risk to the Summary and Risk Factor sections of the prospectus. In this regard, we note that it appears you may lack sufficient pro forma liquidity to repay the $15.0 million Senior Secured Note in the event it were to be accelerated.

Background of the Business Combination, page 112

3.   We note your revised disclosure regarding the terms of the initial June 6, 2023 LOI and the signed June 22, 2023 LOI. Please clarify if the June 6 LOI included the same $125 million enterprise valuation contained in the June 22 LOI and if there were any other business valuations included in the June 6 LOI.

Unaudited Pro Forma Condensed Combined Financial Information
The Merger and Related Transactions, page 158

4.   We note your response to comment 11, which states all of the outstanding SANUWAVE Options are out-of-the-money. As such, please revise your disclosure in note b to clearly state that there are no in-the-money SANUWAVE Options that are outstanding and receiving part of the Merger Consideration. We further note your statement that in-the-money SANUWAVE warrants are converting into shares of SANUWAVE Common Stock immediately prior to the Closing. As such, revise your disclosure in note c to clearly state this and that there will be no in-the-money SANUWAVE warrants outstanding that will convert into a SEPA Assumed Warrant at the close of the merger, if correct. Ensure that the disclosures clearly communicate the specific facts and circumstances that are then reflected in the pro forma financial information presented.

5.   In your response to comment 9, you state that 100% of the outstanding SANUWAVE convertible notes have committed to be exchanged in connection with the merger transaction, which is a defined term and excludes outstanding SANUWAVE convertible promissory notes. However, this definition appears inconsistent with the definition on page 3. Further, the SANUWAVE consolidated balance sheet as of September 30, 2023,

only presents convertible promissory notes payable, asset-backed secured promissory notes and senior secured debt and no convertible notes. As such, please revise your disclosures throughout the Form S-4, including in the pro forma presentation, to clearly and consistently disclose exactly which debt is being converted into shares of SEPA Class A Common Stock, which debt is being settled in another manner including the terms, and which debt will remain outstanding in connection with the merger. Your disclosures should also address any corresponding accrued interest and warrants.

6.   We note your response to comment 9 along with the revised disclosures. As previously requested, please revise your tabular presentation at the bottom of page 160 that details the ownership of SEPA Common Stock following the Merger to only include those shares that will be issued and outstanding following the Merger. Below the pro forma combined company common stock at September 30, 2023, in a separate table, or in a footnote to this table, disclose the number of shares underlying the dilutive instruments (e.g., convertible promissory notes) that will be outstanding as of the close of the merger. In this regard, we note that the pro forma balance sheet has $5.4 million of convertible promissory notes outstanding at the close of the merger. This disclosure will allow investors to know the number of shares issued and outstanding at the close of the merger versus those securities that may have a dilutive effect to the extent exercised or converted at a future date. To the extent that there are not expected to be any in-the-money convertible/dilutive securities outstanding after the close of the merger, disclose as such and ensure all of your disclosures in the pro formas and throughout the Form S-4 communicate this information as well.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments, page 170

7.   We note that you entered into a letter agreement with HealthTronics on October 31, 2023 to settle the note by the earlier of the closing of the merger or March 31, 2024. As such, please include adjustments to the pro forma financial statements to reflect the required payment and settlement of this note. To the extent that you also reach an agreement to settle the Celularity note, also include adjustments for this transaction.

Adjustments related to the Asset-Backed Secured Promissory Note, page 172

8.   We note that the SANUWAVE Asset-Backed Secured Promissory Note is now reflected in the historical balance sheet. Please either remove the adjustment to include interest expense for this note in the annual period or tell us why you believe this adjustment is appropriate. Also, address and provide appropriate disclosure to remove any interest expense recognized during the nine-months ended September 30, 2023, related to this note given that it is being converted into shares of common stock in connection with the merger transaction.

Note 4. Net Loss per Share, page 173

9.   As previously requested in prior comment 11, please revise the tabular presentation of the excluded securities to state the number of shares of SEPA Class A Common Stock underlying these outstanding securities rather than the number of SANUWAVE common stock, as the presentation assumes that the transaction occurred as of January 1, 2022. In this regard, it is unclear why the number of underlying SANUWAVE shares of common stock is relevant post-merger.

Information about SANUWAVE
Our Products and Technologies
PACE Technology for Regenerative Medicine, page 189

10.   We note your response to previous comment 12 and reissue the comment. Please fully describe the clinical studies you have conducted to date. Your disclosure should include information such as the dates of the studies, the number of participants, the length of the trials, the occurrence of any serious adverse events, the reported results or conclusions of the studies and any reported statistical significance of the results. Your disclosure should provide investors with a sufficient basis to evaluate your statement that you "believe that [y]our pre-clinical and clinical studies suggest that [y]our PACE technology will be effective in targeted applications."

Management's Discussion and Analysis of Financial Condition and Results of Operations of SANUWAVE
Liquidity and Capital Resources, page 206

11.   We note that you have $21.4 million of senior secured promissory note payable with $2.6 million in accrued interest outstanding as of September 30, 2023, that is currently in default. We further note that part of the default is due to a failure to make certain required payments. Please provide disclosures regarding the default and state what you are required to do to cure the default, including the amount you will be required to pay and when that payment is expected to be made. If the payment is to be made in connection with the merger transaction, please include an adjustment to the balance sheet for this payment.

       Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Tonya Mitchem Grindon, Esq.